--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             The Advest Thrift Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                             The Advest Thrift Plan

                            Financial Statements and

                             Supplemental Schedules

                                December 31, 2001

                                      Index
                                     -------

                                                                            Page
                                                                            ----
Report of Independent Accountants                                              1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of
    December 31, 2001 and 2000                                                 2

  Statement of Changes in Net Assets Available For Plan Benefits
    for the year ended December 31, 2001                                       3

  Notes to Financial Statements                                              4-8

Supplemental Schedules*:

  Schedule I - Schedule of Assets (Held at end of year)                     9-23

  Schedule II - Schedule of Reportable Transactions                           24

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Advest Thrift Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Advest Thrift Plan (the "Plan") at December 31, 2002 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Hartford, Connecticut
June 20, 2002
                                       1

                             The Advest Thrift Plan

              Statements of Net Assets Available for Plan Benefits


                                                          December 31,
                                                 -------------------------------
                                                     2001               2000
                                                 ------------       ------------
Investments, at fair value: (see Notes 4 and 5)
      Participant-directed                       $132,639,603       $131,549,903
      Nonparticipant-directed Common Stock                 --         14,404,662
      Participant loans                             3,116,461          3,678,243

Cash                                                   12,511             15,409
                                                 ------------       ------------

Net assets available for plan benefits           $135,768,575       $149,648,217
                                                 ============       ============

   The accompanying notes are an integral part of these financial statements.

                             The Advest Thrift Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                                                                 Year Ended
                                                              December 31, 2001
                                                              -----------------
Additions to net assets attributed to:
     Investment income:
          Net depreciation in fair value of investments
            (see Notes 2 and 5)                                 $(20,148,463)
          Interest                                                   662,664
          Dividends                                                  186,689
          Dividends from registered investment companies           2,578,428
                                                                ------------
                                                                 (16,720,682)
                                                                ------------

     Contributions:
          Participants                                             7,970,931
          Employer (cash)                                          3,875,249
          Employer (stock)                                         1,276,481
          Forfeitures                                               (371,971)
                                                                ------------
                                                                  12,750,690
                                                                ------------
     Total deductions                                             (3,969,992)
                                                                ------------

Deductions from net assets attributed to:
     Benefits paid to participants                                (9,909,650)
                                                                ------------
          Total deductions                                        (9,909,650)
                                                                ------------

Net decrease                                                     (13,879,642)

Net assets available for benefits:
     Beginning of year                                           149,648,217
                                                                ------------
     End of year                                                $135,768,575
                                                                ============

   The accompanying notes are an integral part of these financial statements.

                             The Advest Thrift Plan

                          Notes To Financial Statements

                                    -------

1.  Plan Description

General
The following description of The Advest Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan established October 1, 1988 by The Advest Group, Inc., the Plan Administrator, Sponsor and Trustee, to provide retirement benefits to qualified participants. The Plan was most recently amended February 15, 2002, retroactively effective January 1, 2001. Among other changes, that amendment eliminated the provisions applicable to ESOP's. The Plan covers all employees of the Company and its affiliates that are scheduled to work at least 20 hours per week and who are not classified as "temporary employees". These employees become participants as of the first day of the month following their employment. These employees become eligible to receive employer contributions after one year of service. Employees that are scheduled to work less than 20 hours per week or who are classified as "temporary employees" will participate and receive employer contributions only after they have completed 1000 hours of service during their initial 12-months of employment or any subsequent calendar year. On January 31, 2001, The Advest Group, Inc. was acquired by The MONY Group Inc. in a subsidiary merger transaction. As used in these Notes, unless the context otherwise requires, the "Company" refers to The Advest Group, Inc. as it existed prior to the merger and to the successor entity subsequent to the merger. The Plan is administered by an Administrative Committee (the "Committee") appointed by the Company's Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions
The Plan provides for both employer and voluntary employee contributions. Eligible employees may authorize regular payroll contributions to their account of not more than 15 percent of their annual compensation, to a maximum of $10,500 in the aggregate for 2001, on a pre-tax basis. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers certificates of deposit, various mutual funds including a money market fund, U.S. Government Securities and Common Stock of The MONY Group, Inc. ("Parent Stock") as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     Employer contributions are determined by the Company's Board of Directors and are subject to the guidelines set forth in the Plan. Employer contributions to participants' accounts are allocated among participants in accordance with one of several formulas (based generally on each participant's compensation level and/or voluntary contribution) contained in the Plan. Employer contributions, if any, are recorded monthly. For the plan year ended December 31, 2001, the Company contributed one and one-half percent of each participant's eligible income and matched up to two percent of each participant's

                             The Advest Thrift Plan
eligible income up to the Internal Revenue Service ("IRS") maximum eligible income of $160,000. In addition, on February 1, 2001 the Company made additional contributions of 20 shares of Parent Stock on behalf of each active participant employed on November 30, 2000. This is deemed a contribution for the 2001 Plan year. The Company's total contribution for the plan year ended December 31, 2001 was $4,762,721, net of forfeitures of $371,971.

Investment Options
The Plan permits participating employees to direct the investment of funds in their accounts among various investment options, as described in the Plan. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

     Participant aggregate purchases of the Parent's Stock in accounts cannot exceed 25 percent of the participant's account value at the time of purchase. Participants may change their investment options monthly, or more frequently as permitted by the Plan Administrator. Investments in the Parent's Stock in accounts may be changed on a daily basis.

Loans to Participants
The Plan allows participants to borrow from their 401(k) accounts subject to approval by the Committee. Each loan for a participant must satisfy the following conditions: (1) together with other outstanding loans, it cannot exceed $50,000, reduced by the amount by which the participant's highest loan balance over the past 12 months exceeds the participant's current loan balance;
(2) together with other outstanding loans, it cannot exceed 50 percent of the participant's vested 401(k) account value; (3) it must be for at least $500 and generate monthly repayments of at least $20; (4) no more than two loans may be outstanding for any participant at any time; and (5) no more than two loans may be received by any participant during any 12 month period. Loans must be repaid by the participants within five years. The repayment period on loans used for purchase of a primary residence may be extended for an additional five years. Interest is charged at the prime rate according to the Wall Street Journal at the date of loan (4.75% to 9.50% on outstanding loan balances during the year ended December 31, 2001).

Allocation of Investment Income (Loss)
Each participant's 401(k) account is credited with investment income or loss based upon the performance of the respective participant-directed investments. Each participant's ESOP account is allocated and credited with investment income
(loss) from the Plan's ESOP investments as determined by a formula based upon the participant's ESOP account balance.

Allocation of Forfeitures
Forfeitures of the Company's contributions to 401(k) accounts by participants that terminate employment prior to being fully vested are used to reduce the Company's total contribution to 401(k) accounts for the current year. Forfeitures attributable to amounts held in participants' ESOP accounts are used to pay expenses of administration of the trust fund with any remaining balance allocated to participants in proportion to each participant's ESOP compensation for the plan year.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's match and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Effective January 1, 2001, a participant becomes 25 percent vested

                             The Advest Thrift Plan
after two years of service as defined and in increments of 25 percent per year of service thereafter, and will be 100 percent vested after five years of service. Prior to January 1, 2001, a participant became 10 percent vested after one year of service as defined and in increments of 15 percent per year of service thereafter, and would be 100 percent vested after seven years of service. However, if an active participant dies prior to attaining the normal retirement age, or becomes disabled, the participant's account becomes 100 percent vested.

Withdrawals
Participants that are less than age 70 and one-half and remain employed by the Company may elect to withdraw all or a portion of their vested 401(k) account balance only under a condition of hardship. Participants that are age 55 may elect to withdraw up to 50 percent of their ESOP account balance as of December 31, 2000, reduced by the amount of any prior distributions.

Benefit Payments
Distributions of participants' vested 401(k) and ESOP account balances generally are paid within 120 days after the participant ceases to be an employee by reason of retirement (normal retirement is upon attaining the age of 65), death, disability or termination. The participant has the option of receiving a lump sum or installments for amounts contributed to their account through September 30, 1989. Contributions made after September 30, 1989, and earnings thereon will be distributed in a lump sum. Participants may choose to receive benefits from their 401(k) account in cash or in-kind. Benefits held in a participant's ESOP account are paid in a lump sum in the form of shares of the Company's stock, unless the participant elects to receive the benefits in cash. Benefit payments are recorded when paid.

Plan Expenses
Plan expenses are paid by the Plan unless voluntarily paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The investments are stated at fair value as of the statement date, generally based upon quoted market prices and for the certificates of deposit, at principal plus accrued interest, where available. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Net appreciation (depreciation) for the year ended December 31, 2001, by investment category is as follows:

      Registered investment companies                      $(18,033,282)
      The MONY Group Inc. common stock                         (683,035)
      The Advest Group, Inc. common stock                    (2,043,734)
      U.S. Government securities                                662,727
      Certificates of deposit                                   (51,139)
                                                           ------------
                                                           $(20,148,463)
                                                           ============

                             The Advest Thrift Plan

Distribution Payable
Amounts allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds has not been made by year-end, are not recognized as liabilities in the statements of net assets available for plan benefits. Accordingly, $1,715,072 and $5,782,249 of distributions payable have been included as net assets available for plan benefits at December 31, 2001 and 2000, respectively, and not recognized as liabilities.

3. Transactions with Related Parties

The Plan engages in activities with various affiliates of the Company. The Common Stock of The MONY Group, Inc. and shares of the Boston Advisors Money Market Funds (for which affiliates of the Company act as investment advisor and distributor) were among the investment options available during the plan year ended December 31, 2001.

4. Concentration of Investments

The following are investments that represent 5 percent or more of net assets available for plan benefits as of December 31, 2001 and 2000:

                                                     Fair Value at December 31,
   Investment                                           2001           2000
--------------------------------------------------------------------------------
Boston Advisors Money Market Cash Reserves
  Fund, Cl.2, 20,681,803 and 14,188,384 shares       $20,681,803    $14,188,384

The MONY Inc. Common Stock,
  343,262 and 0 shares                                11,866,582             --

The Advest Group, Inc. Common Stock,
  0 and 501,723 shares                                        --     17,842,786*

Growth Fund of America, Inc.,
  376,509 and 372,150 shares                           8,927,036     10,077,816

Putnam Voyager Fund, Inc. - Cl.A,
  458,774 and 430,333 shares                           7,936,790     10,026,769

AIM Equity Funds, Inc., Constellation Fund,
  337,853 and 338,316 shares                           7,466,561      9,787,481

*Nonparticipant-directed (at December 31, 2000 the plan held 405,046 shares) - See Note 5.

                             The Advest Thrift Plan

5. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                                             December 31,
                                                       ------------------------
                                                          2001          2000
                                                       -----------  -----------
Net Assets:
     Common Stock                                         $--       $14,404,662
                                                          ===       ===========

                                                              Year ended
                                                          December 31, 2001
                                                          -----------------
Changes in Net Assets:
     Net depreciation (see Note 2)                          $(1,615,111)
     Dividends                                                   23,494
     Benefits paid to participants                               (6,983)
     Transfers to participant-directed investments          (12,806,062)
                                                           ------------
                                                           $(14,404,662)
                                                           ============

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

7. Tax Status

The IRS has determined and informed the Company, by letter dated March 24, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the receipt of that letter. The Company has submitted the Plan as amended through January 1, 2001 (except as other wise indicated therein) to the Internal Revenue Service. The Company and legal counsel are of the opinion that the Plan, as amended, is currently being operated in compliance with the applicable requirements of the IRC and, therefore, that the trust established under the Plan is qualified under the IRC as exempt from Federal income taxes.

     In order to facilitate the continued tax-qualified status of the Plan, nondiscrimination testing in accordance with the IRC was completed by the plan administrator for both the 2001 and 2000 plan years.

8. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

                                                                      Schedule I

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                              Fair
   Units          Description of Investments                                            Value
---------------------------------------------------------------------------------------------

                      Certificates of Deposit
                      -----------------------

159,000       Bankers Trust Market Linked Account
                  Maturity date:                  8/20/08
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1034.21                            $177,205

 13,000       Bankers Trust Market Linked Account
                  Maturity date:                  4/30/08
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1086.54                              13,602

 10,000       Bankers Trust Market Linked Account
                  Maturity date:                  2/28/06
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 FTSE Eurotop 100
                  Starting index value:           2816.57                              10,389

 15,000       Bankers Trust Market Linked Account
                  Maturity date:                  6/30/06
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 FTSE Eurotop 100
                  Starting index value:           2892.99                              15,120

 50,000       Bankers Trust Market Linked Account
                  Maturity date:                  8/14/08
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1062.75                              52,175

                                                                     Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                              Fair
   Units          Description of Investments                                            Value
---------------------------------------------------------------------------------------------

              Certificates of Deposit, Continued
              ----------------------------------

14,000        Bankers Trust Market Linked Account
                  Maturity date:                  5/14/04
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Nikkei 225 Index
                  Starting index value:           15123.93                           $13,100

12,000        Bankers Trust Market Linked Account
                  Maturity date:                  2/14/07
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 FTSE Eurotop 100
                  Starting index value:           2717.75                             12,374

 4,000        Bankers Trust Market Linked Account
                  Maturity date:                  9/25/08
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 US Blue Chip Equity Basket
                  Starting index value:           100                                  3,238

24,000        Bankers Trust Market Linked Account
                  Maturity date:                  6/24/05
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Nikkei 225 Index
                  Starting index value:           13723.84                            21,850

30,000        Bankers Trust Market Linked Account
                  Maturity date:                  2/12/09
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 50% Standard and Poor's 500
                                                  50% Nikkei 225 Index
                  Starting index value:           100                                 22,581


                                                                   Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                             Fair
   Units          Description of Investments                                           Value
--------------------------------------------------------------------------------------------

              Certificates of Deposit, Continued
              ----------------------------------

 10,000       Bankers Trust Market Linked Account
                  Maturity date:                  5/14/09
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1337.80                            $ 8,359

 38,000       Bankers Trust Market Linked Account
                  Maturity date:                  9/16/05
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Dow Jones Internet
                  Starting index value:           206.29                              34,637

 50,000       Bankers Trust Market Linked Account
                  Maturity date:                  1/20/06
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1441.36                             46,390

  3,000       Bankers Trust Market Linked Account
                  Maturity date:                  2/17/06
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 CBOE Internet
                  Starting index value:           714.23                               2,531

  5,000       Lasalle Bank CD
                  Maturity date:                  10/12/06
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Nasdaq 100 Index
                  Starting index value:           3311.94                              4,285


                                                                   Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                             Fair
   Units          Description of Investments                                           Value
--------------------------------------------------------------------------------------------

              Certificates of Deposit, Continued
              ----------------------------------

 45,000       Lasalle Bank CD
                  Maturity date:                  2/14/08
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Nasdaq 100 Index
                  Starting index value:           2261.77                            $45,000

 27,000       Lasalle Bank CD
                  Maturity date:                  1/31/07
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1354.95                             27,000

 25,000       Lasalle Bank CD
                  Maturity date:                  4/4/07
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1160.63                             25,000

 10,000       Lasalle Bank CD
                  Maturity date:                  8/29/07
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Nasdaq 100 Index
                  Starting index value:           1184.93                             10,000

 10,000       Chase Manhattan Bank Market Linked Account
                  Maturity date:                  5/29/08
                  Minimum return of capital:      100%
                  Market rate increases when:     Market measure increases
                  Market measure:                 Standard and Poor's 500
                  Starting index value:           1090.82                             10,193


                                                                   Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                              Fair
   Units          Description of Investments                                            Value
---------------------------------------------------------------------------------------------

              Certificates of Deposit, Continued
              ----------------------------------

  26,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  6/26/08
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Standard and Poor's 500
                   Starting index value:           1133.20                           $ 25,553

  10,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  9/25/08
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Standard and Poor's 500
                   Starting index value:           1044.75                             10,007

  15,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  9/20/05
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Nikkei 225 Index
                   Starting index value:           14194.29                            12,903

  35,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  3/26/09
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Standard and Poor's 500
                   Starting index value:           1282.80                             30,100

 136,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  7/23/04
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 CBOE Internet
                   Starting index value:           484.35                             120,292



                                                                   Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                              Fair
   Units          Description of Investments                                            Value
---------------------------------------------------------------------------------------------

              Certificates of Deposit, Continued
              ----------------------------------

 100,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  8/15/05
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Nikkei 225 Index
                   Starting index value:           16810.39                           $84,820

  65,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  8/12/05
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 CBOE Internet
                   Starting index value:           411.35                              54,535

  20,000       Chase Manhattan Bank Market Linked Account
                   Maturity date:                  10/14/05
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Standard and Poor's 500
                   Starting index value:           1247.41                             19,868

  50,000       Michigan National Bank Market Linked Account
                   Maturity date:                  5/30/07
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Standard and Poor's 500
                   Starting index value:           1277.89                             50,000

  10,000       Standard Federal Bank Market Linked Account
                   Maturity date:                  10/31/07
                   Minimum return of capital:      100%
                   Market rate increases when:     Market measure increases
                   Market measure:                 Standard and Poor's 500
                   Starting index value:           1104.61                             10,000



                                                                     Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                             Fair
   Units          Description of Investments                          Value
-----------------------------------------------------------------------------

              Certificates of Deposit, Continued
              ----------------------------------

  25,000       Hudson United Bank CD, 5.200%, 5/13/02              $   25,173
  25,000       Hudson United Bank CD, 5.300%, 5/12/03                  25,181
  50,000       Hudson United Bank CD, 5.400%, 6/3/02                   50,207
                                                                   ----------

                   Total Certificates of Deposit                    1,073,668
                                                                   ----------

 728,526       Advest, Inc.* Cash Reserve Accounts                    728,526
                                                                   ----------

*Party in interest

                                                                     Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                              Fair
   Units          Description of Investments                                            Value
---------------------------------------------------------------------------------------------


                 Registered Investment Companies

20,681,803       Boston Advisors* Money Market Cash Reserve Fund - Cl.2         $  20,681,803
                 ------------------------------------------------------         -------------

                 Government Bond Funds

    39,409       Federated Fund for U.S. Government Securities, Inc. - Cl.A           308,177
     3,359       Franklin Custodian Funds Inc. U.S. Government Security                22,943
    22,438       Franklin Strategic Mortgage Portfolio - Cl.A                         226,176
    30,431       Pilgrim GNMA Income Fund Inc. - Cl.A                                 262,927
    17,673       Putnam U.S. Government Income Trust - Cl.A                           227,978
                                                                                -------------

                        Total Government Bond Funds                                 1,048,201
                                                                                -------------

                 Income Funds

    22,584       Delaware Group Trend Fund, Inc. - Cl.A                               400,408
   847,793       Franklin Templeton Funds Inc., Income Series - Cl.A                1,848,189
     4,063       Seligman Capital Fund Inc. - Cl.A                                     79,884
    27,194       Vanguard Bond Index Fund Inc. Total Bond Market Portfolio            275,751
                                                                                -------------

                        Total Income Funds                                          2,604,232
                                                                                -------------

                 High Yield Bond Funds

    80,624       Bond Fund of America, Inc                                          1,031,179
   180,862       Lord Abbett Bond Debenture Fund, Inc. - Cl.A                       1,430,615
   121,149       MSF Emerging Growth Fund - Cl.A                                    4,024,571
    59,795       Mainstay Funds High Yield Corporate Bond Fund - Cl.A                 332,457
   118,899       Pilgrim Mutual Funds High Yield Fund II - Cl A                       896,500
    67,890       Seligman High Income Fund High Yield Bond Series - Cl.A              250,515
                                                                                -------------

                        Total High Yield Bond Funds                                 7,965,837
                                                                                -------------

*Party in interest

                                                                      Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                      Fair
   Units          Description of Investments                                    Value
---------------------------------------------------------------------------------------------

             Registered Investment Companies, Continued

             Growth Funds

21,483       First Trust Technology #10                                         $157,041
   791       Nuveen Technology September 1999                                      5,013
 2,570       Nuveen Financial Services September 1999                             27,435
 4,533       Nuveen Bandwidth May 1999                                            26,695
36,398       Nuveen Bandwidth November 1999                                      145,628
 1,695       Van Kampen Dow 30 Index #9                                           14,126
25,485       Nuveen Bandwidth March 2000                                          34,430
23,787       First Trust Technology #12                                           76,356
 6,950       First Trust Pharmaceutical #9                                        70,125
 1,117       Van Kampen Financial Institutions #4B                                11,695
39,612       First Trust Technology #13                                          119,232
24,656       Nuveen Nasdaq 100 April 2000                                         94,284
 7,945       Nuveen Bandwidth May 2000                                            19,100
 3,906       Nuveen Energy June 2000                                              32,474
 1,233       First Trust Pharmaceutical #10                                       11,763
46,814       Nuveen Bandwidth September 2000                                      85,716
  1091       Van Kampen Financial Institutions #7B                                10,735
   636       Van Kampen Dow 30 Index #11                                           5,546
   209       First Trust Target Ten January 2001                                   1,906
 3,149       First Trust Technology #14                                           14,107
 4,179       First Trust Pharmaceutical #11                                       39,491
 7,121       Nuveen Energy February 2001                                          61,597
 4,294       Nuveen Bandwidth February 2001                                       15,029
   978       Van Kampen Financial Institutions #8B                                 8,773
 1,295       First Trust Technology #15                                           11,694
 3,233       First Trust Pharmaceutical #12                                       30,940
 2,889       Nuveen Nasdaq 100 September 2001                                     34,119
 4,781       First Trust Pharmaceutical #7                                        54,360
 3,350       Nuveen Energy September 1999                                         34,455
 9,404       Nuveen Nasdaq 100 October 1999                                       49,785
12,898       First Trust Pharmaceutical #10                                      149,488
22,971       First Trust Bandwidth September 2000                                107,274
 9,527       Van Kampen Financial Institutions #7B                               112,104
27,878       Nuveen Nasdaq 100 February 2000                                      97,211
 5,000       Van Kampen Dow 30 Index #10                                          43,400
 1,622       Van Kampen Financial Institutions #3B                                14,939
39,961       Nuveen Nasdaq 100 November 2000                                     198,526

                                       17

                                                                     Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                             Fair
   Units          Description of Investments                                           Value
--------------------------------------------------------------------------------------------

              Registered Investment Companies, Continued
              ------------------------------------------

              Growth Funds, Continued

       210    First Trust Target Ten August 2001                                 $     1,867
   453,968    AIM Value Fund - Cl.A                                                4,934,635
   187,614    AIM Equity Funds, Inc., Weingarten Fund - Cl.A                       2,530,919
   156,425    Dreyfus S&P 500 Index Fund                                           5,227,714
     9,980    Enterprise Group Funds, Inc. Growth Portfolio - Cl.Y                   183,329
    42,571    Enterprise Group Funds, Inc. Small Company Value Portfolio - Cl.Y      360,579
     3,462    Enterprise Group Funds, Inc. Managed Portfolio - Cl.Y                   24,582
     1,987    Enterprise Group Funds, Inc. Small Company Growth Portfolio - Cl.Y      58,643
    84,566    Eaton Vance Worldwide Health Sciences Fund - Cl.A                      873,566
    31,832    Goldman Sachs Tr Internet Tollkeeper Fund - Cl.A                       251,791
     4,103    John Hancock Financial Industries Fund - Cl.A                           67,780
   117,943    Investment Co. of America                                            3,364,901
    32,974    John Hancock Small Cap Growth Fund - Cl.A                              324,131
   122,047    Lord Abbett Affiliated Fund Inc., - Cl.A                             1,670,823
    12,167    Mutual Series Fund Inc. - Shares Fund - Cl.A                           235,678
    37,271    Massachusetts Investors Growth Stock Fund - Cl.A                       480,427
     5,595    Massachusetts Investors Trust - Cl.A                                    92,757
    91,752    Pilgrim Small Cap Opportunities Fund - Cl A                          2,781,925
    96,865    Pilgrim Growth Opportunities Fund - Cl A                             1,431,670
     7,996    Oppenheimer Main Street Growth & Income Fund - Cl.A                    259,856
     5,666    Putnam Voyager Fund II - Cl.A                                           97,404
     7,294    Phoenix-Engemann Aggressive Growth Fund - Cl.A                         107,076
    41,060    Putnam New Asset Allocation Fund, Growth Portfolio - Cl.A              392,947
     5,216    Putnam New Asset Allocation Fund, Conservative Portfolio - Cl.A         45,326
    16,975    Putnam OTC & Emerging Growth Fund - Cl.A                               127,315
    35,318    Scudder-Dreman High Return Equity Fund - Cl.A                        1,303,573
    21,733    Scudder Growth Fund - Cl.A                                             218,848
    25,873    Scudder Technology Fund - Cl.A                                         316,686
     7,769    Seligman Growth Fund Inc. - Cl.A                                        34,030
    26,413    Seligman Communications & Information Fund, Inc. - Cl.A                675,111
         5    Thornburg Value Fund - Cl.A                                                149
   227,171    Templeton Smaller Companies Growth Fund, Inc.                        1,376,658
     6,355    Van Kampen Emerging Growth Fund - Cl.A                                 268,958
                                                                                 -----------

                     Total Growth Funds                                           32,148,246
                                                                                 -----------

                                                                     Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                                 Fair
   Units          Description of Investments                                              Value
-----------------------------------------------------------------------------------------------


              Registered Investment Companies, Continued
              ------------------------------------------

 376,509      Growth Fund of America, Inc.                                          $  8,927,036
              ----------------------------                                          ------------

 337,853      AIM Equity Funds, Inc., Constellation Fund                               7,466,561
              ------------------------------------------                            ------------

 458,774      Putnam Voyager Fund Inc. - Cl.A                                          7,936,790
              -------------------------------                                       ------------

              Balanced Funds
              --------------
  45,628      American Balanced Fund, Inc.                                               723,197
  20,810      Pilgrim Mutual Funds Balanced Fund - Cl.A                                  255,335
 197,281      Phoenix-Oakhurst Income & Growth Fund - Cl A                             1,702,537
  25,686      Phoenix-Oakhurst Strategic Allocation Fund - Cl.A                          385,034
  25,123      Phoenix Series Fund, Balanced Fund Series                                  372,832
  22,565      Putnam Asset Allocation Fund - Cl.A                                        221,365
 284,648      Putnam Fund for Growth and Income                                        5,043,958
                                                                                    ------------

                     Total Balanced Funds                                              8,704,258
                                                                                    ------------

              Foreign Funds
              -------------
   3,691      Aim Global Aggressive Growth Fund - Cl.A                                    48,830
   2,143      Enterprise Group Fund, Inc., International Growth Portfolio - Cl.Y          27,640
  51,565      Federated International Series Inc Equity Fund - Cl.A                      776,569
     722      Global International Fund Inc Kemper Global Discovery - Cl.A                16,695
  18,342      Putnam International Growth Fund - Cl.A                                    363,532
  74,180      Putnam Global Growth Fund Inc, - Cl.A                                      567,475
   5,968      Putnam Global Governmental Income Trust Fund                                63,617
 351,413      Templeton Funds, Inc., Foreign Fund                                      3,250,567
 134,818      Van Kampen Asian Growth Fund - Cl.A                                      1,074,497
                                                                                    ------------

                     Total Foreign Funds                                               6,189,422
                                                                                    ------------

                     Total Registered Investment Companies                           103,672,386
                                                                                    ------------

                                                                     Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                               Fair
   Units          Description of Investments                             Value
------------------------------------------------------------------------------

               U.S. Government Securities
               --------------------------
   5,000       U.S. Treasury Notes, 5.625%, 2/15/06                   $   5,375
  45,000       U.S. Treasury Notes, 6.625%, 3/31/02                      46,280
  34,000       U.S. Treasury Notes, 7.000%, 7/15/06                      38,774
 200,000       U.S. Treasury Notes, 6.500%, 10/15/06                    220,556
  20,000       U.S. Treasury Notes, 5.500%, 5/31/03                      20,935
  30,000       U.S. Treasury Notes, 6.250%, 1/31/02                      30,894
  30,000       U.S. Treasury Notes, 6.625%, 5/15/07                      33,226
 207,000       U.S. Treasury Notes, 2.750%, 9/30/03                     208,180
  10,000       U.S. Treasury Notes, 5.625%, 5/15/08                      10,553
 230,000       U.S. Treasury Notes, 6.875%, 5/15/06                     255,524
  67,000       U.S. Treasury Notes, 5.250%, 8/15/03                      71,009
 100,000       U.S. Treasury Notes, 3.625%, 1/15/08                     102,772
  25,000       U.S. Treasury Notes, 4.750%, 11/15/08                     24,906
 102,000       U.S. Treasury Notes, 4.250%, 11/15/03                    104,976
  12,000       U.S. Treasury Notes, 3.250%, 12/31/03                     12,000
  80,000       U.S. Treasury Notes, 3.875%, 1/15/09                      83,260
  67,000       U.S. Treasury Notes, 4.750,  2/15/04                      69,179
  20,000       U.S. Treasury Notes, 6.000%, 8/15/09                      21,772
  68,000       U.S. Treasury Notes, 5.250%, 5/15/04                      71,367
 150,000       U.S. Treasury Notes, 3.875%, 4/15/29                     161,165
  50,000       U.S. Treasury Notes, 5.500%, 5/15/09                      51,848
  95,000       U.S. Treasury Notes, 5.875%, 11/15/04                    101,294
  30,000       U.S. Treasury Notes, 4.250%, 1/15/10                      31,472
  60,000       U.S. Treasury Notes, 6.375%, 1/31/02                      61,819
   7,000       U.S. Treasury Notes, 6.500%, 2/15/10                       7,863
  10,000       U.S. Treasury Notes, 6.500%, 2/28/02                      10,297
  36,000       U.S. Treasury Notes, 6.375%, 6/30/02                      36,828
  69,000       U.S. Treasury Notes, 6.625%, 5/31/02                      70,782
  50,000       U.S. Treasury Bonds, 7.250%, 5/15/16                      58,276
  55,000       U.S. Treasury Notes, 6.375%, 4/30/02                      56,436
 104,000       U.S. Treasury Notes, 6.750%, 5/15/05                     113,965
  90,000       U.S. Treasury Notes, 6.250%, 7/31/02                      92,337
  45,000       U.S. Treasury Notes, 6.125%, 8/31/02                      47,185
  55,000       U.S. Treasury Notes, 6.000%, 8/15/04                      59,632
  30,000       U.S. Treasury Notes, 5.750%, 11/15/05                     31,917
  29,000       U.S. Treasury Notes, 5.125%, 12/31/02                     29,879
  89,000       U.S. Treasury Notes, 3.500%, 1/15/11                      88,837
  10,000       U.S. Treasury Notes, 5.000%, 2/15/11                      10,158


                                                                   Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                  Fair
   Units          Description of Investments                               Value
--------------------------------------------------------------------------------


               U.S. Government Securities, Continued
               -------------------------------------
  40,000       U.S. Treasury Notes, 4.625%, 5/15/06                     $ 40,799
  44,000       U.S. Treasury Notes, 3.875%, 6/30/03                       44,857
 130,000       U.S. Treasury Notes, 5.000%, 8/18/11                      132,131
  40,000       U.S. Treasury Notes, 6.500%, 3/31/02                       41,125
  56,000       U.S. Treasury Notes, 3.000%, 11/30/03                      56,180
  47,000       U.S. Treasury Bonds, 8.375%, 8/15/08                       52,497
 100,000       U.S. Treasury Notes, 5.625%, 11/30/02                     103,765
  42,000       U.S. Treasury Notes, 4.750%, 1/31/03                       43,999
   5,000       U.S. Treasury Notes, 4.250%, 3/31/03                        5,173
  30,000       U.S. Treasury Notes, 3.875%, 7/31/03                       31,047
 206,000       U.S. Treasury Notes, 7.500%, 5/15/02                      212,416
  68,000       U.S. Treasury Notes, 6.375%, 8/15/02                       71,572
  75,000       U.S. Treasury Notes, 6.250%, 2/15/03                       80,099
  10,000       U.S. Treasury Bonds, 7.125%, 2/15/23                       11,913
  12,000       U.S. Treasury Bonds, 6.250%, 8/15/23                       12,988
  25,000       U.S. Treasury Notes, 5.875%, 2/15/04                       26,938
  71,000       U.S. Treasury Notes, 7.250%, 5/15/04                       77,848
  20,000       U.S. Treasury Notes, 7.250%, 8/15/04                       22,385
   5,000       U.S. Treasury Notes, 7.875%, 11/15/04                       5,610
   5,000       U.S. Treasury Notes, 7.500%, 2/15/05                        5,681
  15,000       U.S. Treasury Notes, 6.500%, 5/15/05                       16,334
  20,000       U.S. Treasury Notes, 5.875%, 11/15/05                      21,400
   5,000       U.S. Treasury Notes, 5.875%, 9/30/02                        5,223
  31,000       U.S. Treasury Notes, 5.750%, 10/31/02                      32,266
  25,000       U.S. Treasury Notes, 5.750%, 11/30/02                      25,968
  65,000       U.S. Treasury Notes, 6.125%, 8/15/07                       71,440
  35,000       U.S. Treasury Notes, 6.250%, 2/28/02                       35,999
  49,000       U.S. Treasury Notes, 6.500%, 5/31/02                       50,245
  15,000       U.S. Treasury Notes, 6.250%, 6/30/02                       15,345
  82,000       U.S. Treasury Notes, 5.625%, 12/31/02                      84,870
  85,000       U.S. Treasury Notes, 5.750%, 4/30/03                       89,573
 100,000       U.S. Treasury Bills, 5/23/02                               99,317
  10,000       U.S. Treasury Bills, 5/30/02                                9,928
 624,000       U.S. Treasury Bills, 2/28/02                              622,272
  20,000       U.S. Treasury Bills, 1/17/02                               19,984
 143,000       U.S. Treasury Bills, 3/28/02                              142,412
 443,000       U.S. Treasury Bills, 1/10/02                              442,801
 486,000       U.S. Treasury Bills, 2/14/02                              484,979


                                                                   Schedule I
                                                                     (continued)

                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                           Fair
   Units          Description of Investments                                        Value
-----------------------------------------------------------------------------------------


                U.S. Government Securities, Continued
                -------------------------------------
  175,000       U.S. Treasury Bills, 1/31/02                                     $174,755
  228,000       U.S. Treasury Bills, 3/14/02                                      227,218
  147,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/27              32,984
  421,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/08             303,516
   40,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/07             30,525
   30,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/03             28,519
   40,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/08             28,488
   23,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/08              17,099
   91,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/13              46,865
  549,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/06             461,506
  409,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/07             314,930
  727,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/04             664,296
   41,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/04             36,823
   75,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/05              66,492
   92,000       U.S. Treasury Sec. Stripped Interest Payment, 5/15/04              85,100
   40,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/06             32,375
   30,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/02             29,531
   27,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/02              26,966
   15,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/15              6,614
   40,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/09             26,662
  100,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/22              30,094
   22,000       U.S. Treasury Sec. Stripped Interest Payment, 5/15/03              21,237
  225,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/06             184,570
  343,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/12             189,401
   25,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/13             12,649
  100,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/21              31,875
   26,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/23               7,199
  797,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/21             246,074
  158,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/05             136,670
   74,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/05             63,525
   37,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/22              10,823
  100,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/23              28,406
   10,000       U.S. Treasury Sec. Stripped Interest Payment, 11/15/21              3,053
   16,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/24               4,180
  500,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/24             134,690
  874,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/10             552,534
  421,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/17             164,981
  148,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/17              59,848


                                                                      Schedule I
                                                                     (continued)
                             The Advest Thrift Plan

              Supplemental Schedule of Assets (Held at end of year)

                               December 31, 2001

                                    --------

Face Value,
 Shares or                                                                              Fair
   Units          Description of Investments                                            Value
---------------------------------------------------------------------------------------------


                U.S. Government Securities, Continued
                -------------------------------------

  548,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/09            $    370,585
  470,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/16                 196,667
   79,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/11                  48,166
  719,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/15                 322,205
   81,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/02                  80,089
  166,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/03                 158,894
  163,000       U.S. Treasury Bond Stripped Interest Payments, 2/15/12                 93,216
  388,000       U.S. Treasury Bond Stripped Interest Payments, 8/15/14                186,484
   76,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/04                  71,131
  140,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/03                 136,325
   52,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/07                  41,194
  206,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/10                 134,030
1,245,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/11                 735,720
  565,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/13                 301,038
  139,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/14                  69,196
   78,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/15                  36,222
  170,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/18                  64,547
1,697,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/18                 626,295
  166,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/19                  59,345
  241,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/16                 104,307
1,667,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/19                 577,199
  307,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/20                 103,324
1,074,000       U.S. Treasury Sec. Stripped Interest Payment, 8/15/20                 351,402
   25,000       U.S. Treasury Sec. Stripped Interest Payment, 2/15/09                  17,391
                                                                                 ------------

                       Total U.S. Government Securities                            15,310,952
                                                                                 ------------

  343,262       The MONY Group Inc.* Common Stock                                  11,866,582
                ---------------------------------                                ------------

                Loans to Participants
                ---------------------

                Loans to Participants (4.75% - 9.50%)                               3,116,461
                                                                                 ------------


                      Total Investments                                          $135,768,575
                                                                                 ------------

*Party in interest

                                                                     Schedule II

                             The Advest Thrift Plan

                       Schedule of Reportable Transactions

                               December 31, 2001

                                    --------


                                                                                                          Current
                                                                                                          value of
Identity                                                                     Expense                      asset on
of party           Description             Purchase     Selling    Lease   incurred with     Cost of     transaction     Net gain
involved            of asset                price        price     rental   transaction       asset         date         or (loss)
----------------------------------------------------------------------------------------------------------------------------------

               The Advest Group,
The Advest     Inc. - Common Stock
Group, Inc     nonparticipant-directed *      --      $12,789,551    N/A       N/A         $14,404,662   $12,789,551   $(1,615,111)


* The Second amendment modified the Plan to eliminate the separate treatment of ESOP accounts (nonparticipant-directed accounts) and to transfer the assets held in ESOP accounts to the participants 401(k) accounts.

       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               THE ADVEST THRIFT PLAN





   Date: June 28, 2002                     /s/ Allen G. Botwinick
                                               -------------------------------
                                                     Allen G. Botwinick
                                                      Chairman -
                                                      Benefit Plan
                                                      Administration Committee